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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-23077

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q

[_] Form N-SAR

         For Period Ended:  December 31, 2001

[_] Transition Report on Form 10-K  [_] Transition Report on Form 10-Q

[_] Transition Report on Form 20-F  [_] Transition Report on Form N-SAR

[_] Transition Report on Form 11-K

         For the Transition Period Ended:

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant            IMAGEMAX, INC.
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Former name if applicable
______________________________________________________________________________

Address of principal executive office (Street and number)

                             455 Pennsylvania Avenue, Suite 128
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City, state and zip code     Fort Washington, Pennsylvania 19034
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                                     PART II
                             RULE 12b-25 (b) and (c)

             If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

             State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

             The annual report of ImageMax, Inc. (the "Company") on Form 10-K cannot be filed within the prescribed time period because the Company's audited financial statements have not been completed due to negotiations concerning previously disclosed events of default existing under the Company's senior lender agreement. Without complete financial statements, the narrative portions of the report on Form 10-K could not be completed. The Company anticipates that its annual report on Form 10-K will be filed on or before the due date of April 15, 2002.

                                     PART IV
                                OTHER INFORMATION

             (1) Name and telephone number of person to contact in regard to this notification:

     David B. Walls                     (215)                 628-3600 x118
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       (Name)                         (area code)           (Telephone Number)


             (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

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[X] Yes  [_] No

             (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [_] No

         The Company anticipates a net loss of $9.4 million for 2001.

         The Company expects to report on Form 10-K, when filed, revenues of $46.2 million for 2001, as compared to revenues of $58.1 million for 2000, a decrease of 20.4%. These results reflect: (1) lower conversion services and equipment revenues, primarily analog based services as the Company transitions towards digital based services; and (2) the nation's economic slowdown in the fourth quarter.

         The Company anticipates reporting a net loss in 2001 of $9.4 million, or $1.39 per share, as compared to net income of $0.4 million, or $.06 per share, in the prior year. These results reflect a restructuring charge of $5.9 million attributable to closing the Dayton, OH, Lincoln, NE and Portland, OR production facilities. The restructuring charge included non-cash goodwill write-offs totaling $5.4 million, severance costs of $0.1 million and facility costs of $0.4 million and is expected to yield $0.7 million of annual cash flow. These actions are consistent with the Company's strategy to improve ongoing operating results, optimize its operating capacity and fund entry into the Los Angeles market in 2002.

         In addition, the Company anticipates recording a charge of $1.1 million primarily related to the closed production facilities, asset write-offs and development costs related to its ScanTRAX(TM) capture software.

         The Company anticipates that it will report that its net loss in 2001 excluding the restructuring and non-recurring charges was $2.3 million or $.34 per share.

         The Company anticipates that it will report that it generated $2.0 million of cash flow from operations, paid $4.0 million in principal on its senior debt and met all of its senior lender debt service requirements in 2001.

         The Company is in negotiations with its senior lenders and subordinated debt holders regarding the terms and conditions of the senior and subordinated debt agreements in order to: cure existing senior lender defaults; extend repayment terms; provide the Company with borrowing availability under the senior lender credit facility; and amend the equity conversion feature under the subordinated debt agreement.

         The Company anticipates its report on Form 10-K will be filed within the time prescribed in Part III above.

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                                IMAGEMAX, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2002                   By:   /s/ Mark P. Glassman
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                                     Name:  Mark P. Glassman
                                     Title: Chief Executive Officer

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